AURORA CANNABIS INC.
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V5E 3T5
Tel: 1-844-601-2448

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Aurora Cannabis Inc. (the “Corporation”) will be held at the offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia Canada, on Monday, January 15, 2018, at the hour of 2:00 p.m. (Pacific Time), for the following purpose:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Issuance Resolution”), the full text of which is set out in Appendix A to the Management Information Circular (the “Information Circular”), approving the issuance of up to 170,000,000 Common Shares of the Corporation (the “Aurora Shares”) to the holders (the “CanniMed Common Shareholders”) of common shares (the “CanniMed Shares”) of CanniMed Therapeutics Inc. (“CanniMed”), in connection with the offer (the “Offer”) made by the Corporation to the CanniMed Common Shareholders to purchase all of the CanniMed Shares, all as more particularly described in the Information Circular.

Additional information concerning the Issuance Resolution is set out in the Information Circular. Only Shareholders of record at the close of business on November 30, 2017 (the “Record Date”) are entitled to receive notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

Your participation at the Meeting is important. If you are a registered Shareholder (i.e., you hold your Common Shares in the Corporation (also called, the “Common Shares” or the “Aurora Shares”) directly in your name and not through a broker or other intermediary), you may attend the Meeting in person and vote your Common Shares on any motions made at the Meeting. Alternatively, you may appoint a proxyholder to vote your Common Shares at the Meeting on your behalf. If you do not expect to attend the Meeting in person and would like your Common Shares to be voted, please complete a form of proxy (to appoint a proxyholder), or another suitable form of proxy as soon as possible, following the instructions set out in the Information Circular. If you are a registered Shareholder and wish to complete and deposit a proxy to appoint a proxyholder, you may do so through the Internet, by telephone, by mail or by facsimile – please see the instructions set out in the Information Circular in that regard. To be valid, all proxies deposited by registered Shareholders must be received at the office of the Corporation’s transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1) not later than 2:00 p.m. (Pacific Time) on January 11, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) preceding any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies deposited less than 48 hours before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered (beneficial) Shareholder (i.e., your Common Shares are not registered directly in your name, but are held through a broker or other intermediary), you must use the voting instruction form provided to you to vote your Common Shares at the Meeting. Instructions respecting the use of voting instruction forms is set out in the Information Circular. Please note that if you are a non-registered (beneficial) Shareholder and you wish to attend the Meeting in person and vote Common Shares beneficially owned by you, you must arrange to appoint yourself as proxyholder, following the instructions set out in the Information Circular.

Dated at Vancouver, British Columbia December 8, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Terry Booth”

Terry Booth
Chief Executive Officer